UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 6, 2010

NT MINING CORPORATION
(Exact name of registrant as specified in its charter)

Nevada
(State or Other Jurisdiction of Incorporation)

000-52043 (Commission
File Number)

94-3342064
(I. R. S. Employer Identification No.)

Suite 280, 13701 Vanier Place, Richmond, BC, Canada V6V 2J1
(Address of principal executive offices, including zip code)

604-249-5001
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

 ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Section 4. Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant

(1)   Previous Independent Registered Public Accounting Firm

(i)   On August 13, 2010, Paula S. Morelli CPA, P.C. resigned as Auditor of the Company.

(ii)   The reports of Paula S. Morelli, CPA on the financial statements of the Registrant as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the period from February 10, 1997 (inception) through December 31, 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles..

(iii)   The decision to accept the resignation of Paula S. Morelli, CPA was approved by the Board of Directors of the Registrant.

(iv)   During the Registrant's two most recent years ended December 31, 2009 and 2008 and any subsequent interim periods through March 31, 2010, (a) there were no disagreements with Paula S. Morelli, CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Paula S. Morelli, CPA, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K.

(v)   On December 6, 2010 the Registrant provided Paula S. Morelli, CPA with a copy of this Current Report and has requested that it furnish the Registrant with a letter addressed to the Securities & Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 8-K.

(2)   New Independent Registered Public Accounting Firm

Concurrently with the resignation of Paula S. Morelli, CPA, the Registrant engaged Chang G. Park, CPA, Ph. D. as its new independent registered public accounting firm to audit and review the Registrant's financial statements effective June 1, 2010. During the two most recent years ended December 31, 2009 and 2008, and any subsequent period through the date hereof prior to the engagement of Chang G. Park, CPA,, neither the Registrant, nor someone on its behalf, has consulted Chang G. Park, CPA regarding:

(i)   either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)   any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

Section 9. Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired: None
(b) Pro-Forma Financial Statements: None
(c) Exhibits:

Exhibit No.	Description
16.1	Letter from Paula S. Morelli, CPA dated December 6, 2010 to the Securities and Exchange Commission.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


NT Mining Corporation. (Registrant)


Date: December 6, 2010   By: /s/ _____   Jordan Wangh
                                         Jordan Wangh
                                         Director and Chief Executive Officer

December 6, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: NT Mining Corporation
         Commission File No. 000-52043

Sirs:

We have read Item 4.01 of Form 8-K dated December 6, 2010, of NT Mining Corp. and are in agreement with the statements contained therein insofar as they relate to our resignation and our audit as of December 31, 2009 and for the period from February 10, 1997 (inception) through December 31, 2009. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

Sincerely,

/s/ Paula S. Morelli, CPA
    Paula S. Morelli, CPA

    Freeport, New York